SEVERANCE AGREEMENT



This Severance Agreement, made as of this 17 day of June, 1993
(this "Agreement"), by and between Gottschalks Inc., a Delaware Corporation ("Company") and Stephen J. Furst, an individual.

The Company hereby agrees that in the event that your employment with the Company is terminated by notice of the Company, the Company will pay you a severance benefit equal to six (6) months salary, determined at your annual base rate of pay in effect at the time of your termination (such benefit herein referred to as the "Severance Benefit").

For purposes of this agreement, "annual base rate of pay" means only your annual base salary, excluding all other income received by you, such as, but not limited to, bonuses, incentive compensation, fringe benefits, commissions, overtime, retainers, fees under contracts, income arising from the exercise of stock options, or expense allowances granted by the Company.

Your Severance Benefit, less applicable tax withholding, will be paid to you out of the general assets of the Company in the same form and at the same time as your salary otherwise would have been paid to you if you had continued to be employed by the Company.

The Severance Benefit described herein shall be paid to you only in the event of the termination of your employment by notice from the Company and only if you remain at work, and perform each and every duty of your employment, until your scheduled date of termination (unless the Company consents to an earlier date of termination prior to such date).
The Severance Benefit is not applicable to and will not be paid in the event of any other loss of employment, such as due to a quit, retirement, resignation, or death. Nor will the Severance Benefit hereunder be paid in the event the Company sells all or part of its business
(or otherwise merges, divides consolidates or reorganizes) and you have the opportunity to continue employment with the buyer
(or one of the resulting entities in the event of a merger, division, consolidation or reorganization), regardless of whether the terms and conditions of your employment are the same as your prior employment with the Company.

Moreover, the Severance Benefit is not applicable to and will not be paid in the event of termination for misconduct or cause, such as for, but not limited to, insubordination or dishonesty, poor or inadequate performance or in any way hampering the smooth transition in Company management.

For the purpose of this Agreement, "quit" shall not include termination of employment as the result of a constructive discharge, which for purposes of this Agreement shall include only a case in which you quit in the event your annual base rate of pay is reduced by 10% or more, or your primary job location is changed by 200 miles or more.

It is noted that the Company's Compensation Committee and its auditors, Deloitte & Touche, are working on a new incentive program, which would base executive income on performance and profit, and it is expected that this program will be in place before you complete your first year of employment.

Nothing contained herein shall be construed as conferring on you the right to continue in the employ of the Company in your present or any other capacity. This Agreement may be amended only by a subsequent written Agreement signed by you and an authorized representative of the Company. Any disputes concerning this Agreement shall be resolved through arbitration. In the event of such a dispute, you shall designate one arbitrator, the Company shall designate one arbitrator and the arbitrators designated by the parties shall designate the third arbitrator. If a dispute is referred to arbitration, the decision of the panel of arbitrators shall be terms of this agreement and the principles set forth herein. The arbitrators' decision or any settlement reached by the parties shall be binding upon the parties.

GOTTSCHALKS INC.
By:    s/ Joe Levy
Title:      Chairman

Agreed to this 17th day of June, 1993.
    s/ Stephen J. Furst